September 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye
Chief, Office of Global Security Risk

Re:	DSP Group, Inc.
Form 10-K for the year ended December 31, 2016
Filed March 16, 2017
File No. 001-35256

Dear Ms. Blye:

We are responding to your letter dated August 31, 2017 regarding comments by the staff of the Office of Global Security Risk (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). This letter repeats the comment in the Staff’s letter in bolded typeface, followed by our response. Unless the context otherwise requires, references to “DSP Group,” “the Company,” “our,” “us,” or “we” mean DSP Group, Inc. on a consolidated basis with its wholly owned subsidiaries.

1.

You state on page 9 of the 10-K that 12% of your 2016 revenues were derived from sales to Samsung Electronics. News reports state that your HDClear chip is a component in the Samsung Galaxy S7 smartphone. We are aware of publicly available information indicating that the Samsung Galaxy S7 smartphone is available for sale in both Sudan and Syria. Additionally, the Samsung.com website provides contact information for service and support covering countries including Sudan and Syria.

As you are aware, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, since your letter to us dated December 10, 2014, whether through subsidiaries, distributors, partners, customers or other direct or indirect arrangements.

You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ms. Blye

September 6, 2017

Response: We acknowledge the Staff's comment and advise that the Company understands from Samsung that the Samsung Galaxy S7 smartphone model that the Company’s technologies are incorporated into are only sold in the United States, Japan and China. Furthermore, the Company, to its knowledge, has not since the Company’s letter to the Commission dated December 10, 2014 (the “Prior Correspondence”), provided, currently provide, or has any future plans to provide, any services, products or technologies to Sudan or Syria, their governments, or entities they control. Since the Prior Correspondence, the Company, to its knowledge, has not had any contacts, whether through subsidiaries, distributors, partners, customers or other director or indirect arrangements, with Sudan or Syria, and has no current or future plans to enter into any such contacts or arrangements. Furthermore, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in any of those countries, and has no assets or liabilities associated with activities in any of those countries.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As noted in response #1 above, the Company has no contacts with Sudan and Syria.

* * * * * *

Please direct any comments or inquiries regarding the foregoing to me at 011-97299529699 (telephone) or dror.levy@dspg.com (e-mail), or Jaclyn Liu, our outside counsel at Morrison & Foerster LLP, at 415-268-6722 (telephone) or jliu@mofo.com (e-mail).

Very truly yours,

/s/ Dror Levy

Dror Levy

Chief Financial Officer

cc:           Amanda Ravitz, Assistant Director, Division of Corporation Finance

Daniel Leslie, Staff Attorney, Division of Corporation Finance

Jaclyn Liu, Morrison & Foerster LLP

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